UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the Month of January 2021
_______________________
Commission File Number 000-28998
ELBIT SYSTEMS LTD.
(Translation of registrant’s name into English)
Advanced Technology Center, P.O.B. 539, Haifa 31053, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
☒	Form 20-F	☐	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Attached hereto as Exhibit 1 and incorporated herein by reference is the registrant’s press release dated January 13, 2021.

This Form 6-K, including all exhibits hereto, is hereby incorporated by reference into all effective registration statements filed by the registrant under the Securities Act of 1933.

In addition, this Form 6-K, including all exhibits hereto, is hereby incorporated by reference into all effective registration statements filed by Elbit Systems Ltd. with the Israeli Securities Authority, including without limitation the Shelf Prospectus filed by Elbit Systems Ltd. with the Israeli Securities Authority on September 29, 2020.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELBIT SYSTEMS LTD. (Registrant)
By:	/s/ Adi Pinchas Confino
Name:	Adi Pinchas Confino
Title:	Corporate Secretary

Date: January 13, 2021

EXHIBIT INDEX

Exhibit No.	Description
1.	Press Release dated January 13, 2021

Exhibit 1

Elbit Systems Awarded a Contract to Supply Seagull USVs to a Navy of a Country in Asia-Pacific

Haifa, Israel, January 13, 2021 – Elbit Systems Ltd. (NASDAQ:ESLT and TASE: ESLT) (“Elbit  Systems” or “the Company”) announced today that it was awarded a contract to supply Seagull™ USVs (Unmanned Surface Vehicles) to the Navy of a country in Asia-Pacific. The contract, that is in an amount that is not material to Elbit Systems, will be performed over a 17-month period.

Under the contract, Elbit Systems will provide Seagull USV systems that are specifically configured to perform Mine Counter Measures (MCM) missions while facilitating the option to add technology modules needed for Anti-Submarine Warfare. The Seagull USVs to be supplied will integrate Side-Scan and Forward-Looking sonars, Mine Identification and Destruction Remotely Operated Vehicles. The USVs also will be equipped with the Company’s autonomous suite, Combat Management System and Satellite Communication capability. The Seagull USVs will enable the customer’s Navy to execute end-to-end MCM operations, handling bottom, moored and drifting sea mines. The Seagull USV offers endurance of four days, sea-keeping missions of up to Sea-State 5 and the flexibility to control several vessels from the same Mission Control System.

Elad Aharonson, General Manager of Elbit Systems ISTAR, commented: “There is a growing recognition of the essentiality of autonomous capabilities to perform a range of maritime missions, especially Mine Counter Measures and Anti-Submarine Warfare. The Seagull USV has proven, since 2017, its capability to perform such missions, providing Naval forces with increased mission effectiveness, reduced risk and better cost-efficiency.”

About Elbit Systems
Elbit Systems Ltd. is an international high technology company engaged in a wide range of defense, homeland security and commercial programs throughout the world. The Company, which includes Elbit Systems and its subsidiaries, operates in the areas of aerospace, land and naval systems, command, control, communications, computers, intelligence surveillance and reconnaissance ("C4ISR"), unmanned aircraft systems, advanced electro-optics, electro-optic space systems, EW suites, signal intelligence systems, data links and communications systems, radios, cyber-based systems and munitions. The Company also focuses on the upgrading of existing platforms, developing new technologies for defense, homeland security and commercial applications and providing a range of support services, including training and simulation systems.
For additional information, visit: https://elbitsystems.com/, follow us on Twitter or visit our official Facebook, Youtube and LinkedIn Channels.

Company Contact:

Joseph Gaspar, Executive VP & CFO
Tel:  +972-4-8316663
j.gaspar@elbitsystems.com

Rami Myerson, Director, Investor Relations
Tel: +972-77-2948984
rami.myerson@elbitsystems.com

David Vaaknin, VP, Brand & Corporate Communications
Tel: +972-77-2946691
david.vaaknin@elbitsystems.com

IR Contact: Ehud Helft Kenny Green GK Investor Relations Tel: 1-646-201-9246 elbitsystems@gkir.com

This press release may contain forward‑looking statements (within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended and the Israeli Securities Law, 1968) regarding Elbit Systems Ltd. and/or its subsidiaries (collectively the Company), to the extent such statements do not relate to historical or current facts. Forward-looking statements are based on management’s current expectations, estimates, projections and assumptions about future events. Forward‑looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, as amended. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions about the Company, which are difficult to predict, including projections of the Company’s future financial results, its anticipated growth strategies and anticipated trends in its business.  Therefore, actual future results, performance and trends may differ materially from these forward‑looking statements due to a variety of factors, including, without limitation: scope and length of customer contracts; governmental regulations and approvals; changes in governmental budgeting priorities; general market, political and economic conditions in the countries in which the Company operates or sells, including Israel and the United States among others; changes in global health and macro-economic conditions; differences in anticipated and actual program performance, including the ability to perform under long-term fixed-price contracts; changes in the competitive environment; and the outcome of legal and/or regulatory proceedings.  The factors listed above are not all-inclusive, and further information is contained in Elbit Systems Ltd.’s latest annual report on Form 20-F, which is on file with the U.S. Securities and Exchange Commission. All forward‑looking statements speak only as of the date of this release. Although the Company believes the expectations reflected in the forward-looking statements contained herein are reasonable, it cannot guarantee future results, level of activity, performance or achievements. Moreover, neither the Company nor any other person assumes responsibility for the accuracy and completeness of any of these forward-looking statements. The Company does not undertake to update its forward-looking statements.

Elbit Systems Ltd., its logo, brand, product, service and process names appearing in this Press Release are the trademarks or service marks of Elbit Systems Ltd. or its affiliated companies.  All other brand, product, service and process names appearing are the trademarks of their respective holders.  Reference to or use of a product, service or process other than those of Elbit Systems Ltd. does not imply recommendation, approval, affiliation or sponsorship of that product, service or process by Elbit Systems Ltd. Nothing contained herein shall be construed as conferring by implication, estoppel or otherwise any license or right under any patent, copyright, trademark or other intellectual property right of Elbit Systems Ltd. or any third party, except as expressly granted herein.